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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              A.H. BELO CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
--------------------------------------------------------------------------------
                         (Title of Series of Securities)

                                   080555 20 4
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                                 (CUSIP number)

                                Robert W. Decherd
                              A.H. Belo Corporation
                                 P.O. Box 655237
                                Dallas, TX 75265
                                 (214) 977-6606
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 14, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Series of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6 Pages)

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
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CUSIP NO. 080555 20 4                                    13D                   PAGE  2   OF   6   PAGES
                                                                                   -----    -----
---------------------------------------                                        --------------------------------------

--------- ----------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ROBERT W. DECHERD                           I.R.S. IDENTIFICATION NO. ###-##-####
--------- ----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                           (b)[ ]


--------- ----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY



--------- ----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO

--------- ----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)              [ ]


--------- ----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED  STATES
--------- ----------------------------------------------------------------------------------------------------------

    NUMBER OF      7        SOLE VOTING POWER
     SHARES
                            5,523,886 (1)(2)
                   -------- ----------------------------------------------------------------------------------------
  BENEFICIALLY     8        SHARED VOTING POWER
    OWNED BY
                            92,636 (1)(3)
                   -------- ----------------------------------------------------------------------------------------
      EACH         9        SOLE DISPOSITIVE POWER
    REPORTING
                            5,523,886 (1)(2)
                   -------- ----------------------------------------------------------------------------------------
   PERSON WITH     10       SHARED DISPOSITIVE POWER

                            92,636 (1)(3)
------------------ -------- ----------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,616,522  (1)(2)
--------- ----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [X]


--------- ----------------------------------------------------------------------------------------------------------
13        PERCENT OF SERIES REPRESENTED BY AMOUNT IN ROW (11)

          29.86%
--------- ----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------------------------------------------


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(1)      In each of June 1995 and June 1998, the Issuer effected a two-for-one stock split in the form of a dividend of one share of Series B common stock for each share of Series B common stock outstanding. All share amounts reflected herein take into account the effect of both the 1995 and 1998 stock splits. On May 19, 1988, the Issuer distributed one share of Series B common stock for each outstanding share of common stock (which was redesignated on May 4, 1988 as Series A common stock). Series B common stock is convertible at any time on a share-for-share basis into Series A common stock.

(2) Includes the following: 147,950 Series B shares subject to presently exercisable options or options exercisable within 60 days of the date of this Schedule 13D, 714 shares held in the Issuer's 401(k) plan, 174,598 shares indirectly held in a grantor retained annuity trust established in 1998 ("GRAT"), 132,000 shares held in trust for which Mr. Decherd serves as trustee (the "Trust") and 111,224 shares held by The Decherd Foundation. Does not include the following: 1,200 shares owned by Mr. Decherd's wife, 4,640 shares held by Mr. Decherd's son, and 130,208 shares in trusts established for the benefit of Mr. Decherd's children (the "Children's Trusts"), as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3) These shares of Series B stock are held by Mr. Decherd in joint tenancy with Mr. Decherd's wife.


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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to Series B common stock, par value $1.67 per share, of A.H. Belo Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is P.O. Box 655237, Dallas, TX 75265.

ITEM 2.  IDENTITY AND BACKGROUND

         a) This statement is filed on behalf of Robert W. Decherd (the "Reporting Person").

         b) The address of the principal business and principal office for the Reporting Person is P.O. Box 655237, Dallas, TX 75265.

         c) The Reporting Person is Chairman of the Board, President and Chief Executive Officer of the Issuer, which is a diversified media company. The business address of the Issuer is P.O. Box 655237, Dallas, TX 75265.

         d) & e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was and is not as a result of any such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 14, 1998, the Reporting Person exchanged 540,128 shares of the Issuer's Series A common stock for 540,128 shares of the Issuer's Series B common stock. No cash consideration was paid by the Reporting Person in connection with the exchange of the shares. Employee stock options to acquire a total of 239,402 shares of the Issuer's Series B common stock vested and became exercisable during the period from December 15, 1997 through December 14, 1998 or will become exercisable within 60 days of the date of this Schedule 13D. During this same one-year period, the Reporting Person also exchanged 165,000 shares of the Issuer's Series A common stock for 165,000 shares of the Issuer's Series B common stock and acquired 178 shares of the Issuer's Series B common stock under the Issuer's 401(k) plan. During the period from December 15, 1997 through December 14, 1998, the Reporting Person exercised options with respect to 202,050 shares of the Issuer's Series B common stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Pursuant to the Certificate of Incorporation of the Issuer, shares of the Issuer's Series B common stock sold in the open market automatically convert to shares of the Issuer's Series A common stock; however, such shares are transferable without conversion to "Permitted Transferees," which include certain family members, as defined in the Certificate of Incorporation. The family members involved in the exchange described above have chosen to exchange shares of the Issuer's Series B common stock for shares of the Issuer's Series A common stock to provide liquidity without requiring that shares of Series B stock be converted.

         The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Person's obligations under the federal securities laws, determine to increase or decrease his ownership of shares of the Issuer's Series A and B common stock through purchases or sales in the open market or in privately-negotiated transactions. The Reporting Person's review of his investment in the Issuer will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, the Reporting person's personal financial situation, need for and availability of capital, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Schedule 13D, the Reporting Person has no plans to purchase additional shares of common stock in the open market but may engage in similar


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exchanges in the future and may from time-to-time acquire additional shares of common stock under various employee benefit and compensation arrangements of the Issuer.

         Except as may occur in the ordinary course of business of the Issuer, the Reporting Person has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, the Reporting Person, in his capacity as Chairman of the Board, President and Chief Executive Officer may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a) The Reporting Person beneficially owns 5,616,522 shares of Issuer's Series B common stock, representing approximately 29.86% of the 18,811,679 shares of Issuer's Series B common stock reported to be outstanding as of October 30, 1998. Such number of shares includes 92,636 shares held in joint tenancy with the Reporting Person's wife, 147,950 shares subject to presently exercisable options or options exercisable within 60 days of the date of this
Schedule 13D, 714 shares held in the Issuer's 401(k) plan, 174,598 shares indirectly held in the GRAT, 132,000 owned by the Trust for which the Reporting Person acts as trustee and 111,224 shares held by The Decherd Foundation. Such number of shares does not include 1,200 shares held by the Reporting Person's wife, 4,640 shares held by the Reporting Person's son, and 130,208 shares owned by the Children's Trusts.

         b) As of the date of this Schedule 13D, the Reporting Person has the sole power to vote over 5,523,886 shares of the Issuer's Series B common stock, and sole dispositive power over 5,523,886 shares of the Issuer's Series B common stock, which represents approximately 29.36% of the outstanding shares of Series B common stock of the Issuer based upon the number of shares reported by the Issuer to be outstanding as of October 30, 1998. As of the date of this Schedule 13D, the Reporting Person has shared power to vote and shared dispositive power over 92,636 shares of the Issuer's Series B common stock, which represents approximately 0.5% of the outstanding shares of the Series B common stock of the Issuer based upon the number of shares reported by the Issuer to be outstanding as of October 30, 1998.

         c) Except as disclosed in Item 3, the Reporting Person has not effected any transaction involving shares of the Series B common stock of the Issuer during the past 60 days.

         d) The Reporting Person's children are remaindermen of the GRAT. The Trust has the right to receive the dividends and proceeds on the 132,000 shares reported as beneficially owned by the Reporting Person as trustee of the Trust.

         e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the Reporting Person, except as disclosed in this Schedule 13D and its amendments and except for various employee benefit and compensation arrangements of the Issuer, there are as of


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the date of this Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements (except unvested employee stock options not required to be included in Item 5), puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the common stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ ROBERT W. DECHERD
                                                     --------------------------
                                                     ROBERT W. DECHERD

Dated:   December 14, 1998


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